UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810 (302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Henry B. Tippie

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds N/A

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 9,618,800

	(8)	Shared Voting Power 350,000

	(9)	Sole Dispositive Power 8,118,800

	(10)	Shared Dispositive Power 350,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,968,800

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 39.3%

(14)	Type of Reporting Person IN

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

This filing is being made to update holdings and percentages previously disclosed.  Other than Items 4 through 7 below, there have been no changes to the other Items of this Schedule from the prior filings.

Item 4.	Purpose of Transaction

As previously reported in Mr. Tippie’s Schedule 13D, on December 16, 2005, Mr. Tippie and R. Randall Rollins (“Mr. Rollins”), one of the Company’s directors, entered into a Second Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (“Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote 871,000 shares of Class A Common Stock owned by Mr. Rollins (which amount was subsequently increased to 1,306,500 shares following a 3 for 2 stock split by the Company in June 2006).  This filing is being made relative to an amendment to the number of shares granted.

On September 28, 2010, Mr. Tippie and Mr. Rollins, entered into a Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (“Amended Agreement”) to increase Mr. Tippie’s right to vote shares of Class A Common Stock owned by Mr. Rollins by 193,500 shares to a total of 1,500,000 shares of Class A Common Stock.  Mr. Rollins is also the beneficial owner of additional shares of Class A Common Stock which are not subject to the Amended Agreement.  The Company is not a party to the Amended Agreement.  The Amended Agreement is attached hereto as Exhibit A.

The Company is a “controlled corporation,” as defined by New York Stock Exchange Rule 303A, because Mr. Tippie controls in excess of fifty percent of Company’s voting power and the purpose of the Amended Agreement is to preserve this control in the event that the Company issues additional shares of stock in connection with its proposed acquisition of Dover Motorsports, Inc.  Mr. Tippie’s voting control emanates from his personal holdings of Common Stock and Class A Common Stock, from his status as trustee of the RMT Trust, and from the shares as to which he has voting rights pursuant to the Amended Agreement.

Item 5.	Interest in Securities of the Issuer.

(a)	3,000,000	Shares of Class A Common Stock held by Mr. Tippie individually
	150,000	Shares of Class A Common Stock held by Mr. Tippie’s spouse
	200,000	Shares of Common Stock held by Mr. Tippie’s spouse
	5,100,000	Shares of Class A Common Stock held by the RMT Trust
	18,800	Shares of Common Stock held by the RMT Trust
	1,500,000	Shares of Class A Common Stock held by R. Randall Rollins
	9,968,800	Total Shares of Class A Common Stock and Common Stock beneficially owned.

This represents 39.3% of the Company’s outstanding Common Stock (calculated for these purposes under Rule 13d by assuming the conversion of all Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).

Mr. Tippie does not have any pecuniary interest in the RMT Trust stock and disclaims any beneficial interest in shares held by his spouse.  With respect to the shares of Class A Common Stock held by Mr. Rollins, Mr. Tippie has voting control only but not the power to dispose of the shares and no pecuniary interest in the shares.

(b)           Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None, except as disclosed in Item 4 above.

Item 7.	Material to be Filed as Exhibits.
The following is attached to this filing:

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Exhibit A:	Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy entered into September 28, 2010 between Henry B. Tippie and R. Randall Rollins.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2010	/s/ Henry B. Tippie
Henry B. Tippie

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

EXHIBIT A TO SCHEDULE 13D

THIRD AMENDED AND RESTATED

STOCKHOLDERS VOTING AGREEMENT

AND IRREVOCABLE PROXY

This Third Amended and Restated Stockholders Voting Agreement and Irrevocable Proxy (the “Agreement”) amends and restates that certain Agreement made the 16th day of December 2005 (the “Second Amended and Restated Agreement”) by and between R. Randall Rollins (“Rollins”) and Henry B. Tippie (“Tippie”) (Rollins and Tippie being collectively referred to as the “Stockholders”).

WHEREAS, the Stockholders own shares of Class A Common Stock (the “Stock”) of Dover Downs Gaming & Entertainment, Inc. (the “Company”); and

WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to consult with each other relative to matters involving the voting of the Stock and Rollins agrees to grant voting control over certain shares of his Stock to Tippie; and

WHEREAS, the Second Amended and Restated Agreement referred to a Voting Block (as defined in Section 2 below) of 871,000 shares of Stock, which increased to 1,306,500 shares as the result of a 3 for 2 stock split by the Company on June 15, 2006, and this Agreement intends to increase this amount by 193,500 shares to a total of 1,500,000 shares of Stock.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

1.       Agreement to Consult.   The Stockholders agree to consult with each other relative to matters involving the voting of the Stock.  Notwithstanding this agreement to consult, which the Stockholders agree to honor in good faith, each Stockholder shall reserve the right to vote his shares of Stock in any manner he sees fit in his sole discretion (except as expressly provided for in Section 2) and without regard to what may or may not have been discussed during such consultations.  In no event shall any matter discussed during such consultations rise to the level of an enforceable agreement (unless separately reduced to writing) or give either Stockholder the right to make a claim for damages or specific performance based on reliance.  The Stockholders agree to maintain the confidentiality of their discussions, except to the extent that disclosure is required by law or legal process.

2.       Agreement to Vote.   Rollins hereby grants to Tippie the right to vote 1,500,000 shares of Stock owned by him (the “Voting Block”).  Tippie agrees to vote the Voting Block in the same manner in which he votes shares of Stock owned by him.

3.       Term.   The term of this Agreement shall be for an initial one (1) year period beginning on the date hereof and shall continue for nine (9) successive one (1) year terms unless Rollins terminates this agreement on written notice provided to Tippie prior to the annual anniversary date hereof.  This Agreement shall automatically terminate in the event that Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

Class A Common Stock on a combined basis and including the Voting Block) or in the event of the death or incapacity of Tippie.  This Agreement shall not in any way restrict Rollins’ right to sell, gift or otherwise dispose of the Voting Block and shall cease to have any force and effect with respect to any shares of Stock in the Voting Block which may be sold, gifted or otherwise disposed of.  In the event that all of the shares of Stock in the Voting Block are sold, gifted or otherwise disposed of, this Agreement shall automatically terminate.  Tippie shall be free at any time to cede voting control back to Rollins by providing written notice of such intention, in which event this Agreement shall automatically terminate.

4.       Irrevocable Proxy.   In order to insure the voting of the Voting Block in accordance with this Agreement, Rollins agrees to execute an irrevocable proxy simultaneously with the execution hereof, in the form of Exhibit A attached hereto, granting to Tippie the right to vote the Voting Block in accordance with this Agreement.

5.       Changes in Common Stock.   In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company’s stockholders pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Voting Block by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Stock for purposes of this Agreement.

6.       Representations of Rollins.   Rollins hereby represents and warrants to Tippie that (a) he owns and has the right to vote the Voting Block, and (b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date thereof.

7.       Enforceability; Validity.   Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other party hereto.

8.       General Provisions.

(a)     This Agreement sets forth the entire agreement of the parties relative to the subject matter hereof and may only be modified in writing.  The Second Amended and Restated Agreement, and Irrevocable Proxy attached thereto, are hereby superseded.

(b)     This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c)     This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d)     If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(e)     No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies with respect to any subsequent breach.

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of this 28th day of September, 2010.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ R. Randall Rollins
R. Randall Rollins

SCHEDULE 13D

DOVER DOWNS GAMING & ENTERTAINMENT, INC.

CUSIP No. 260095 10 4

EXHIBIT A

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, 1,500,000 shares of Class A Common Stock (the “Stock”) of Dover Downs Gaming & Entertainment, Inc. (the “Corporation”) represented by such certificate numbers as shall be designated by the undersigned from time to time to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation as provided in a certain Third Amended and Restated Stockholders Voting Agreement, dated as of September 28, 2010, among the undersigned and Tippie.  The undersigned hereby affirms that this proxy is given as a condition of said voting agreement and as such is coupled with an interest and is irrevocable.  This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned.  It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said voting agreement.

Dated this 28th day of September 2010.

/s/ R. Randall Rollins
R. Randall Rollins